[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 28, 2016

VIA EMAIL AND EDGAR

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Starz Schedule 13E-3 Filed October 5, 2016 by Starz, Lions Gate Entertainment Corp., Orion Arm Acquisition Inc., and Dr. John C. Malone File No. 005-86413

Lions Gate Entertainment Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed October 5, 2016

File No. 333-212792

Dear Mr. McWilliams:

On behalf of Lions Gate Entertainment Corp. (“Lions Gate” or the “Company”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-212792) filed with the Commission on October 5, 2016 (the “Registration Statement”) and the Schedule 13E-3 (File No. 005-86413) filed by Starz, the Company, Orion Arm Acquisition Inc., a wholly owned subsidiary of the Company (“Merger Sub”), and Dr. Malone with the Commission on October 5, 2016 (the “Schedule 13E-3”), set forth in your letter dated October 24, 2016 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter.

For your convenience, the text of the comment from the Comment Letter is set forth below in bold, followed by the Company’s response. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Registration Statement.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 3”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 3 marked to show the changes made to the Registration Statement as filed on October 5, 2016. In connection with this letter, Starz, the Company, Merger Sub and Dr. Malone are also filing an amendment to the Schedule 13E-3 (“Amendment No. 1 to the Schedule 13E-3”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 1 marked to show the changes made to the Schedule 13E-3 as filed on October 5, 2016.

Page numbers referenced in the responses refer to page numbers in Amendment No. 3, unless otherwise indicated.

Schedule 13E-3

General

1.	We have received your request for confidential treatment of certain information included in several exhibits to the Schedule 13E-3. We will provide under separate cover any comments related to your confidential treatment request.

Response:

Lions Gate respectfully acknowledges the Staff’s comment that any comments related to its confidential treatment request will be provided under separate cover.

2.	Refer to the last sentence of the first full paragraph on page iii. This implied disclaimer of responsibility for information provided by other filing persons is inconsistent with the attestation accompanying each filing person’s signature that, to the best of their knowledge and belief, the information set forth in the schedule is true, complete, and correct. Please revise accordingly. Refer to Exchange Act Rule 13e-100.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page iii of Amendment No. 1 to the Schedule 13E-3.

3.	Refer to the last paragraph on page iii. Having determined to file this Schedule 13E-3, it is not appropriate for a filing person to implicitly or explicitly disclaim that it is an “affiliate” as defined in Rule 13e-3 or that it is engaged in the Rule 13e-3 transaction. Please revise this paragraph accordingly. Please similarly revise the first paragraphs under “Position of Lions Gate and Merger Sub . . .” and “Position of Dr. Malone . . .” on page 100 of the joint proxy statement/prospectus.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page iii of Amendment No. 1 to the Schedule 13E-3, beginning on page 105 of Amendment No. 3 under the caption “Special Factors — Position of Lions Gate and Merger Sub as to the Fairness of the Merger” and beginning on page 107 of Amendment No. 3 under the caption “Special Factors — Position of Dr. Malone as to the Fairness of the Merger.”

4.	Please disclose in the joint proxy statement/prospectus the information required by Item 1012(d), Item 1013(c), Instruction 3 to Item 1013, Item 1014(c) and Item 1014(d) of Regulation M-A, or direct us to where this disclosure currently appears in the document.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure as follows:

•	Item 1012(d): In response to the Staff’s comment, Lions Gate has revised the disclosure on page 202 under the caption “The Starz Special Meeting — Starz Record Date; Stock Entitled to Vote.”

•	Item 1013(c): In response to the Staff’s comment, Lions Gate has revised the disclosure on page 66 under the caption “Special Factors — Lions Gate’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Lions Gate Board of Directors,” on page 67 under the caption “Special Factors — Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger” and on page 109 under the caption “Special Factors — Position of Dr. Malone as to the Fairness of the Merger.”

•	Instruction 3 to Item 1013: In response to the Staff’s comment, Lions Gate has added disclosure on page 267 under the caption “Security Ownership of Certain Beneficial Owners and Management.”

•	Item 1014(c): In response to the Staff’s comment, Lions Gate has revised the disclosure on page 8 under the question “Is the merger structured so that approval of at least a majority of unaffiliated security holders of Starz is required?”, on page 71 under the caption “Special Factors — Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger,” on page 106 under the caption “Special Factors — Position of Lions Gate and Merger Sub as to the Fairness of the Merger,” and on page 107 under the caption “Special Factors — Position of Dr. Malone as to the Fairness of the Merger.”

•	Item 1014(d): In response to the Staff’s comment, Lions Gate has revised the disclosure on page 10 under the question “Have a majority of directors who are not employees of Starz retained an unaffiliated representative to act solely on behalf of unaffiliated security holders of Starz for purposes of negotiating the terms of the merger and/or preparing a report concerning the fairness of the merger?”, on page 71 under the caption “Special Factors — Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger,” on page 106 under the caption “Special Factors — Position of Lions Gate and Merger Sub as to the Fairness of the Merger,” and on page 107 under the caption “Special Factors — Position of Dr. Malone as to the Fairness of the Merger.”

5.	Please provide an analysis as to the necessity of a Schedule 13D amendment in late 2014 by Dr. Malone when his discussions began with Lions Gate.

Response:

Dr. Malone filed his initial Schedule 13D with respect to his ownership of securities of Starz (then known as Liberty Media Corporation) on October 3, 2011, after acquiring shares of Starz in connection with the split-off transaction completed on September 23, 2011 by Liberty Interactive Corporation. Item 4 of Dr. Malone’s initial Schedule 13D stated that Dr. Malone may acquire or dispose of shares of Starz in the future, taking into consideration various factors, such as Starz’s business and prospects, other developments concerning Starz, other business opportunities available to Dr. Malone, estate planning considerations and general economic and stock market conditions, including but not limited to, the market price of Starz’s common stock.

In late 2014, Lions Gate initiated negotiations with Dr. Malone in which Dr. Malone indicated to Lions Gate and Mr. Maffei that he might be interested in supporting a potential business combination transaction. These discussions were preliminary in nature and no offer was made by Lions Gate at that time. At that time, Dr. Malone was responding to the prospect of a potential proposal for a business combination from Lions Gate by indicating the conditions under which he might be interested in supporting such a transaction and he had not formed any intention of, or plans to, support or pursue such a business combination.

Dr. Malone concluded that it was not necessary to amend his Schedule 13D at that time because these discussions did not constitute a “material change . . . in the facts set forth in” his Schedule 13D, as amended. 17 C.F.R. § 240.13d-2(a). The discussions with Lions Gate were preliminary and non-binding and Dr. Malone had no reason to believe that an understanding or agreement for such a transaction would be reached between Starz and Lions Gate. Dr. Malone had not formulated a specific intention to engage in any of the transactions enumerated in Items 4(a)-(j) of Schedule 13D and was merely indicating the conditions under which he might be willing to help facilitate such a transaction if the parties could reach an agreement, which was also speculative at such time.

For these reasons, Dr. Malone does not believe that Lions Gate’s preliminary non-binding discussions about the possibility of a business combination to acquire Starz constituted a material change from the facts set forth in his Schedule 13D, and believes instead that disclosing the details of that proposal may have been misleading in light of the uncertainty as to whether discussions with Lions Gate regarding a potential transaction would in fact result in a transaction and what the terms of any such transaction would be. (Please see the case law supporting this reasoning set forth in the response to comment 6 below.) Dr. Malone therefore does not believe that an amendment to his Schedule 13D was necessary promptly after his discussions with Lions Gate in late 2014.

6.	Please provide an analysis as to the necessity of a Schedule 13D amendment by Lions Gate promptly after June 2, 2016 when it presented its preliminary proposal to acquire Starz.

Response:

Lions Gate filed its initial Schedule 13D with respect to its ownership of securities of Starz on March 30, 2015 upon the consummation of the exchange offer with Dr. John Malone. Item 4 of Lions Gate’s initial Schedule 13D stated that Lions Gate acquired the shares based on its view that they represented an attractive investment opportunity, that Lions Gate may acquire or dispose of shares of Starz in the future, that Lions Gate would evaluate various alternatives that are or may become available to Lions Gate with respect to Starz and may from time to time consider, formulate and implement various plans or proposals intended to enhance the value of its investment in Starz, including proposing or effecting any matter that would constitute or result in any of the matters enumerated in Items 4(a)-(j) of Schedule 13D.

Lions Gate amended its Schedule 13D on February 4, 2016, promptly following a meeting on February 2, 2016 of the Lions Gate board of directors in which Lions Gate’s board authorized management to proceed with exploring whether there might be a mutually beneficial combination between Lions Gate and Starz. Accordingly, Item 4 of Amendment No. 1 to Lions Gate’s Schedule 13D stated that Lions Gate had informed Starz management “that [Lions Gate] intends to explore whether there is a potential mutually beneficial combination of the two companies,” and that “[t]oward that end, [Lions Gate] intend[s] to have discussions with [Starz], its affiliates, and other persons about potential combinations that may involve stock or a combination of stock and cash.”

It is important to note that Amendment No. 1 to Lions Gate’s Schedule 13D was not a generic boilerplate statement that Lions Gate may or may not engage in various transactions in the future. Instead, it was a specific statement as to Lions Gate’s present intention to pursue with Starz a specific transaction enumerated within Item 4, a business combination between the parties. The statement disclosed the fact that Lions Gate had communicated this intention to management of Starz, disclosed that the consideration in the transaction may involve stock or a combination of stock or cash, and disclosed Lions Gate’s intent to have discussions in pursuit of this business combination, with Starz, affiliates of Starz and other persons. Amendment No. 1 disclosed that Lions Gate had a plan to pursue a combination of the two companies, that it had communicated that plan to Starz and that it intended to pursue the plan in discussions between the parties.

Lions Gate’s disclosure in this regard is different from generic boilerplate disclosure at issue in proceedings in which the Commission has identified violations of Section 13(d)(2) and Rule 13d-2(a). In those proceedings, the filers’ Schedule 13Ds contained boilerplate disclosures indicating at most that such filers might engage in disclosable transactions in the future, even though they had formulated plans to pursue such transactions and had taken active steps toward doing so. See In re Shuipan Lin, Exchange Act Release No. 74497, at 3 (Mar. 13, 2015)

(respondent disclosed in his Schedule 13D that he had “no plans or proposals” with respect to the issuer, but the facts showed that he was “seriously consider[ing] and “had taken steps in pursuit of a going private transaction”); In re Ciabattoni Living Trust Dated August 17, 2000, Exchange Act Release No. 74499, at 6-7 (Mar. 13, 2015) (respondent disclosed in its Schedule 13D that it did “not have any present plans or proposals,” but the facts showed that it “took a series of steps in furtherance of undertaking a going-private transaction”); In re Anthony J. Ciabattoni, Exchange Act Release No. 74500, at 6-7 (Mar. 13, 2015) (same); In re Jane G. Ciabattoni, Exchange Act Release No. 74501, at 6-7 (Mar. 13, 2015) (same); In re SMP Investments I, LLC, Exchange Act Release No. 74502, at 6-7 (Mar. 13, 2015) (same); In re Brian Potiker, Exchange Act Release No. 74503, at 6-7 (Mar. 13, 2015) (same); In re William A. Houlihan, Exchange Act Release No. 74504, at 6-7 (Mar. 13, 2015) (same); In re William A. Wilkerson & Phoenix Group of Fla., Inc., Exchange Act Release No. 48703, at 5 (Oct. 27, 2003) (filer’s “boilerplate” disclosure that he “might” pursue an extraordinary corporate transaction required amendment in light of his intention to take the issuer private) (emphasis added); see also Comment Letter to LaunchEquity Partners, LLC et al. re: MakeMusic Inc. (Apr. 15, 2013) (determining that in light of filer’s discussions and proposals regarding purchases of additional shares, filer should have amended its Schedule 13D stating that it “may engage or participate in discussions . . . with the purpose or effect of acquiring or influencing control of the Issuer,” which “may include” acquiring additional shares, see Response Letter of LaunchEquity Partners, LLC et al. re: MakeMusic Inc. at 2 (Apr. 10, 2013) (reproducing portions of filer’s Schedule 13D)) (emphasis added). In contrast, Amendment No. 1 to Lions Gate’s Schedule 13D clearly disclosed that Lions Gate had in fact formulated a present intention to pursue a business combination with Starz, that it had informed Starz of this and that it intended to pursue the business combination in discussions with Starz, its affiliates and other persons.

Lions Gate concluded that it was not necessary to amend its Schedule 13D promptly after it sent its letter to Starz on June 2, 2016 because the letter did not constitute a “material change . . . in the facts set forth in” Amendment No. 1 to Lions Gate’s Schedule 13D. 17 C.F.R. § 240.13d-2(a). The letter was expressly a continuation of the discussions between the parties, was preliminary and non-binding, was subject to completion of due diligence and negotiation of definitive documentation, stated that it was not an offer or proposal capable of acceptance, stated that neither party was under an obligation to complete a transaction and stated that any binding offer would be subject to the approval of Lions Gate’s board of directors. The letter constituted part of the discussions with Starz regarding a business combination between the parties, consistent with Lions Gate’s disclosure that it intended to pursue a business combination between the parties and to have discussions with Starz in pursuit of the business combination.

Lions Gate also concluded that the letter did not constitute a material change in the facts set forth in Amendment No. 1 to Lions Gate’s Schedule 13D with respect to the additional details set forth in the letter because Lions Gate had reached no understanding or agreement on any of these items with Starz, had no reason to believe that such a transaction would be reached with Starz, believed that Starz may be in discussions with another party or parties and that no transaction may occur, or that a transaction may occur on different terms, and expected to be engaged in fluid discussions with Starz and others in which the items set forth in the letter could reasonably be expected to change, as in fact occurred in the course of discussions. Because the purpose and intent of the letter — to continue the discussions between the parties as to a business combination — was clearly encompassed in Amendment No. 1 to Lions Gate’s Schedule 13D, and because the details of the letter were preliminary and non-binding and reasonably expected to rapidly change, Lions Gate concluded that disclosure of the letter was not material. See Mo. Portland Cement Co. v. H.K. Porter Co., 535 F.2d 388, 398 (8th Cir. 1976) (holding that an amendment to disclose the details of a proposed merger was not required where shareholders were informed of the potential merger and the details remained “tentative, conditional and inconclusive”).

Lions Gate also believes that disclosure of the letter may have been misleading to investors, insofar as the letter was preliminary and non-binding and did not reflect an agreement on any aspect of the transaction. Courts have also cautioned Schedule 13D filers against “overstat[ing] the definiteness of [their] plans.” Vladimir v. Bioenvision Inc., 606 F. Supp. 2d 473, 495 (S.D.N.Y. 2009) (quoting Elec. Specialty Co. v. Int’l Controls Corp., 409 F.2d 937, 948 (2d Cir. 1969)); see also, e.g., Azurite Corp. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995) (noting risk of overstating definiteness and holding that “tentative” or “inchoate” plans need not be disclosed); Susquehanna Corp. v. Pan Am. Sulphur Co., 423 F.2d 1075, 1086 (5th Cir. 1970) (“We do not approve either understatement or extravagance. A sensible middle course is the proper one.”); Rosen v. Brookhaven Capital Mgmt. Co., 113 F. Supp. 2d 615, 630 (S.D.N.Y. 2000) (observing that “the fine calibration between too much and not enough disclosure cannot ignore commercial realities and practicalities”); TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 448-49 (1976) (observing that “bury[ing] the shareholders in an avalanche of trivial information” is “hardly conducive to informed decisionmaking”); Purolator, Inc. v. Tiger Int’l, Inc., 510 F. Supp. 554, 556 (D.D.C. 1981) (“Disclosure of indefinite plans does not serve the purposes of 13(d) and, indeed, may actually mislead investors.”); Alaska Interstate Co. v. McMillian, 402 F. Supp. 532, 543 (D. Del. 1975) (holding that illustrative terms of a tender offer did not need to be disclosed, because “when no specific terms for the combination have been decided upon, reference to possible terms, even if so labeled, will not ordinarily provide a basis for informed stockholder judgment and will hold some potential for miscommunication”). Had Lions Gate filed a Schedule 13D amendment specifically to disclose the letter in early June, shareholders may have incorrectly inferred that its plans had advanced beyond the “discussions . . . about potential combinations” previously disclosed in Amendment No. 1 to Lions Gate’s Schedule 13D, or that the terms of the non-binding preliminary proposal would in fact be reflected in a definitive agreement.

In addition, Lions Gate does not believe that the preliminary non-binding proposal delivered by Lions Gate to Starz on June 2, 2016 was required to be disclosed under Item 6 of Schedule 13D as it was preliminary and non-binding in nature and did not constitute a contract, arrangement, understanding or relationship with respect to the securities of Starz. Until the merger agreement, exchange agreement, and voting agreements were entered into on June 30, 2016, and which were promptly disclosed thereafter, at no point did Lions Gate enter into a contract, arrangement, understanding or relationship with respect to the securities of Starz.

For these reasons, Lions Gate does not believe that its preliminary non-binding proposal to acquire Starz constituted a material change from the facts set forth in Amendment No. 1 to Lions Gate’s Schedule 13D, and believes instead that disclosing the details of that proposal may have been misleading in light of the uncertainty as to whether discussions with Starz regarding a potential transaction would in fact result in a transaction and what the terms of any such transaction would be. Lions Gate therefore does not believe that an amendment to its Schedule 13D was necessary promptly after June 2, 2016.

Form S-4

Special Factors, page 45

Background of the Merger, page 45

7.	Please identify each individual of Starz and Lions Gate that was present at each of the meetings discussed. Please also disclose the name of Company A.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure beginning on page 45 in the section titled “Special Factors — Background of the Merger” to identify the individuals of Starz and Lions Gate present at each of the meetings discussed.

In response to the Staff’s comment regarding the disclosure of the identity of Company A, Lions Gate and Starz respectfully advise that, while Lions Gate and Starz had already disclosed that Company A was an unrelated public company, Amendment No. 3 has been revised on page 46 to indicate that Company A is a publicly traded strategic bidder. Lions Gate and Starz further respectfully advise the Staff that, (i) in response to comment 15, the disclosure regarding Company A’s proposal has been revised beginning on page 89 under the caption “Opinions of Starz’s Financial Advisors—Opinion of LionTree Advisors LLC—Other Presentations by LionTree” and (ii) in response to comment 16, the disclosure regarding Company A’s proposal has been revised beginning on page 102 under the caption “Opinions of Starz’s Financial Advisors—Opinion of Raine Securities LLC—Other Materials,” in each case to include the analyses prepared by Starz’s financial advisors in connection with Company A’s proposal, further providing Starz’s unaffiliated security holders with information regarding Company A’s bid, in view of making an informed decision about the proposed transaction with Lions Gate. In addition, the existing disclosure on pages 52 through 56 and pages 62 through 66 describes the various reasons why the Starz board of directors and the Starz Special Committee considered the transaction with Lions Gate to be more favorable than a transaction with Company A, including the execution risk, antitrust risk, operating covenants, closing certainty and deal protection provisions in Company A’s proposal. In light of the disclosure that Company A is an unrelated publicly traded strategic bidder, the description of Company A’s proposal and the reasons why, in the view of the Starz board of directors and the Starz Special Committee, it was inferior to Lions Gate’s proposal, and the additional information regarding the analysis of Starz’s financial advisors concerning Company A’s proposal, Lions Gate and Starz respectfully submit that disclosure of the specific identity of Company A is not a material fact for purposes of Starz’s unaffiliated security holders’ ability to make an informed decision about the proposed transaction with Lions Gate.

Additionally, Lions Gate and Starz respectfully note that Starz is a party to a customary confidentiality agreement with Company A which restricts Starz’s ability to disclose the identity of Company A, and that Company A’s proposal was made on a confidential basis.

Further, Lions Gate and Starz believe that the disclosure of Company A’s identity could have a negative impact on Lions Gate’s or Starz’s relationship with Company A and with other companies in Starz’s industry, and, consequently, adversely impact Lions Gate or Starz stockholders. For these reasons, Lions Gate and Starz believe that the disclosure of Company A’s identity would not be in the best interests of, and could in fact be detrimental to, the unaffiliated security holders of Starz.

8.	We note your disclosure on page 46 that in January 2015, Lions Gate and Dr. Malone began negotiating a transaction where Dr. Malone would exchange all of his beneficially held shares of Starz common stock with Lions Gate for Lions Gate common stock and a position on the Lions Gate board of directors. Please disclose which party initiated this negotiation.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 47 under the caption “Special Factors — Background of the Merger” to disclose the party that initiated the negotiation in January 2015.

Starz’s Purpose and Reasons for the Merger, page 65

9.	We note that Starz relied on the opinions of LionTree Advisors LLC and Raine Securities LLC in its fairness determination. Please address how Starz, Lions Gate, and Merger Sub, were able to conclude that the transaction is fair to unaffiliated security holders given that the LionTree opinion does not include Starz directors and officers in the definition of “excluded parties.” Similarly, please address how Starz, Lions Gate, Merger Sub, and Dr. Malone were able to conclude that the transaction is fair to unaffiliated security holders given Raine’s definition of “Excluded Series A Holders” in the last paragraph on page 87.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on pages 106 and 107 under the caption “Special Factors — Position of Lions Gate and Merger Sub as to the Fairness of the Merger,” the disclosure on page 109 under the caption “Special Factors — Position of Dr. Malone as to the Fairness of the Merger,” and the disclosure on page 73 under the caption “Special Factors — Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger.”

10.	Each filing person should state whether it believes the transaction is substantively and procedurally fair to unaffiliated security holders. Please clarify the Starz board of directors’ determination whether the merger is substantively and procedurally fair to the unaffiliated stockholders of Starz. Similarly, please clarify on page 100 Dr. Malone’s beliefs whether the transaction is substantially and procedurally fair to Starz’s unaffiliated stockholders.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 107 under the caption “Special Factors — Position of Dr. Malone as to the Fairness of the Merger” and the disclosure on page 67 under the caption “Special Factors — Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger.”

11.	Please disclose the extent to which all filing persons took into account historical market prices, net book value, going concern value, liquidation value, and purchase prices paid in previous purchases during the past two years as disclosed on page 260. See Instruction 2 to Item 1014. If any of the factors listed in that instruction were not considered, or were considered but not deemed relevant in the context of this transaction, this decision may be material to shareholders. See Exchange Act Release No. 34-17719 (April 13, 1981), Questions 20 and 21.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure beginning on page 105 under the caption “Special Factors — Position of Lions Gate and Merger Sub as to the Fairness of the Merger,” the disclosure beginning on page 107 under the caption “Special Factors — Position of Dr. Malone as to the Fairness of the Merger,” and the disclosure on pages 72 and 73 under the caption “Special Factors — Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger.”

Opinion of PJT Partners LP, page 71

12.	We note several statements here and in Annex B to the effect that PJT assumes no responsibility for projections, financial analyses, estimates, forecasts and similar data used in its analyses. While it may be acceptable to include qualifying language concerning data provided by other parties, it is inappropriate to disclaim responsibility for disclosure appearing in the document. Please revise.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure beginning on page 73 under the caption “Opinion of Lions Gate’s Financial Advisor — Opinion of PJT Partners LP” and page B-2 of Annex B.

Opinion of LionTree Advisors LLC, page 80

13.	Disclosure on page 82 states that LionTree’s opinion was provided solely for the benefit of the Starz board of directors. Please delete this disclaimer of responsibility to shareholders from any portion of the document in which it appears (including exhibits).

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 84 under the caption “Opinions of Starz’s Financial Advisors — Opinion of LionTree Advisors LLC” and page C-3 of Annex C.

Other Matters, page 86

14.	We note that LionTree has not received any compensation for services provided to Starz in the past two years. Please disclose all compensation paid to LionTree in the past two years by affiliates of Starz, including Dr. Malone. See Item 1015(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 88 under the caption “Opinions of Starz’s Financial Advisors — Opinion of LionTree Advisors LLC — Other Matters.”

Other Presentations by LionTree, page 86

15.	Regarding the June 14 and June 20 presentations, please summarize the financial analyses for both the Lions Gate transaction (with and without synergies) and the “Company A” transaction, plus the analysis comparing the two offers.

Response:

In response to the Staff’s comment, Lions Gate has added the disclosure beginning on page 89 under the caption “Opinions of Starz’s Financial Advisors—Opinion of LionTree Advisors LLC—Other Presentations by LionTree.”

Opinion of Raine Securities LLC, page 87

June 15, 2016 Preliminary Financial Presentation, page 98

16.	Please summarize the analyses prepared in connection with the alternative proposal by Company A.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure beginning on page 102 under the caption “Opinions of Starz’s Financial Advisors — Opinion of Raine Securities LLC — Other Materials.”

Position of Lions Gate and Merger Sub as to the Fairness of the Merger, page 100

17.	You state in the third paragraph of this section that the foregoing discussion of factors “is believed to include all material factors considered by Lions Gate and Merger Sub. . . .” It is not appropriate for the filing persons to qualify in this manner the factors considered in their fairness determination. Please revise accordingly. The discussion of the material factors considered by Dr. Malone in the last paragraph on page 101 should be similarly revised.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 107 under the caption “Special Factors — Position of Lions Gate and Merger Sub as to the Fairness of the Merger” and on page 109 under the caption “Special Factors — Position of Dr. Malone as to the Fairness of the Merger.”

Source and Amount of Funds, page 139

18.	Please briefly describe any plans or arrangements to finance or repay the loan, or, if no plans or arrangements have been made, so state. Refer to Item 1007(d)(2) of Regulation M-A.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 147 under the caption “Special Factors — Source and Amount of Funds.”

Cautionary Statement Regarding Forward-Looking Statements, page 163

19.	Forward-looking statements made in connection with going private transactions are excluded from the safe harbor in Section 27A of the Securities Act and Section 21E of the Exchange Act. Please disclose that the safe harbor provisions referenced in the periodic reports incorporated by reference into the joint proxy statement/prospectus do not apply to any forward-looking statements you make in connection with this going private transaction. Please also refrain from referencing the safe harbor provisions in future filings, press releases, or other communications relating to this going private transaction.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 172 under the caption “Cautionary Statement Regarding Forward-Looking Statements.” In addition, Lions Gate respectfully advises the Staff that it will refrain from referencing the safe harbor provisions in future filings, press releases, or other communications relating to this transaction.

*       *       *       *       *       *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1180 or by email at GSMoodie@wlrk.com.

Sincerely,

/s/ Gordon S. Moodie
Gordon S. Moodie

cc	Wayne Levin, Esq. (Lions Gate Entertainment Corp.)